OPTIONSXPRESS, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015 (In thousands, except share and per share amounts)

Assets

Cash and cash equivalents	$	127,939
Cash and other assets segregated and on deposit for regulatory purposes		871,027
Receivables from brokers, dealers, and clearing organizations		58,613
Receivables from brokerage clients — net		176,225
Equipment and office facilities — net		1,785
Goodwill		62,824
Other assets		7,695
Total assets	$	1,306,108

Liabilities and Stockholder's Equity

Payables to brokers, dealers, and clearing organizations	$	12,015
Payables to brokerage clients		954,771
Deferred income taxes payable		1,297
Accrued expenses and other liabilities		17,938
Payables to affiliates		1,062
Total liabilities		987,083
Stockholder's equity:		
Common stock — 25,000,000 shares authorized $0.01 par value per share; 1,000 shares issued and outstanding	$	-
Additional paid-in capital		241,430
Retained earnings		77,595
Total stockholder's equity		319,025
Total liabilities and stockholder's equity	$	1,306,108

See notes to statement of financial condition.